Putnam Equity Spectrum Fund, October 31, 2016, semi annual report

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

74U1	(000s omitted)

Class A	 13,545
Class B	 1,038
Class C	 8,255
Class M	 88

74U2	(000s omitted)

Class R	 279
Class Y	 14,175

74V1

Class A	 33.66
Class B	 31.98
Class C	 31.91
Class M	 32.57

74V2

Class R	 33.14
Class Y	 34.15

Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.

Item 72Y

The amount provided in 72Y represents the performance adjustment to the management fee for the reporting period. During the reporting period, the funds negative performance adjustment exceeded the base fee by $921,947, and consequently Putnam Management made a payment in this amount to the fund.